UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NEXTPLAY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.00001 per share
(Title of Class of Securities)

65344G102
(CUSIP Number)

William Kerby 1560 Sawgrass Corporate Parkway, Suite 130 Sunrise, Florida 33323 (954) 888-9779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65344G102	Page 2 of 7	Schedule 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
In-Room Retail Systems LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power -0-

	8.	Shared Voting Power 80,000 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 80,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) *% of the total Common Stock

14.	Type of Reporting Person (See Instructions) OO

* Less than 1%.

CUSIP No. 65344G102	Page 3 of 7	Schedule 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William Kerby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power 812,294 shares of Common Stock(1)

	8.	Shared Voting Power 80,000 shares of Common Stock

	9.	Sole Dispositive Power 812,294 shares of Common Stock(1)

	10.	Shared Dispositive Power 80,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 892,294 shares of Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.0% of the outstanding Common Stock

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 15,300 shares of Common Stock issuable upon exercise of outstanding warrants to purchase shares of Common Stock with an exercise price of $5.13 per share held by Mr. Kerby (the “Warrants”). Also includes 142,678 shares of Common Stock issuable upon conversion of the Convertible Promissory Note discussed below.

CUSIP No. 65344G102	Page 4 of 7	Schedule 13D/A

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2008, as amended by Amendment No. 1 thereto filed with the Commission on March 9, 2017, Amendment No. 2 thereto filed with the Commission on August 15, 2017, and Amendment No. 3 thereto filed with the Commission on January 14, 2021 (collectively, the “Schedule 13D”), by William Kerby and In-Room Retail Systems LLC (“In-The Room Retail”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein, are incorporated by reference.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”) of NextPlay Technologies, Inc. formerly Monaker Group, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 1560 Sawgrass Corporate Parkway, Suite 130 Sunrise, Florida 33323.

On May 12, 2012, the Issuer effected a 1:500 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On June 25, 2015, the Issuer effected a 1:50 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On February 12, 2018, the Issuer effected a 1:2.5 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	Name: This statement is filed by William Kerby, an individual and In-Room Retail Systems LLC, a Nevada limited liability company (“In-Room Retail”)(each a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Kerby is the Manager of In-Room Retail. By virtue of this relationship, Mr. Kerby is deemed to beneficially own the securities beneficially owned by In-Room Retail.

(b)	Business Address of Reporting Persons: 1560 Sawgrass Corporate Parkway, Suite 130 Sunrise, Florida 33323.

(c)	Employment Information: Mr. Kerby is the Co-Chief Executive Officer and member of the Board of Directors of the Issuer. In-Room Retail is in the business of providing retail services for travel and hospitality.

(d)	During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kerby is a citizen of Canada and In-Room Retail is organized under the state of Nevada.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP No. 65344G102	Page 5 of 7	Schedule 13D/A

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On April 7, 2021, the board of directors of the Issuer, consistent with the employment agreement of Mr. William Kerby, the Chief Executive Officer of the Issuer, which provides for Mr. Kerby to receive a base salary of $400,000 per year, and an annual bonus payable at the discretion of the board of directors, of up to 100% of his base salary (50% based on meeting short term goals and 50% based on meeting long-term goals), and other bonuses which may be granted from time to time in the discretion of the board of directors, agreed to award Mr. Kerby a discretionary bonus for fiscal 2021 of $400,000, which is payable in cash or shares of common stock, at Mr. Kerby’s option, with a conversion price of $3.02 per share, the closing sales price of the Issuer’s common stock on the date the board of directors approved such bonus (the “Stock Bonus Option”). On April 7, 2021, April 28, 2021, and May 16, 2021, Mr. Kerby elected to receive cash in connection with the bonus of $100,000, $150,000, and $150,000, respectively, reducing and terminating the Stock Bonus Option.

On April 8, 2021, the Company entered into an Exchange Agreement with William Kerby, its Chief Executive Officer and director and Monaco Investment Partners II, LP (“MI Partners”), of which Donald P. Monaco is the managing general partner and the Chairman of the board of directors of the Company (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the terms of which were approved by the board of directors of the Company, Mr. Kerby and MI Partners exchanged their right to an aggregate of $1,016,314 in accrued dividends (the “Accrued Dividends”) which had accrued on the Company’s outstanding Series A Preferred Stock, which had been held by Mr. Kerby and MI Partners prior to the conversion of such Series A Preferred Stock into common stock of the Company in August 2017, for Convertible Promissory Notes. Specifically, Mr. Kerby exchanged rights to $430,889 of accrued dividends on the Series A Preferred Stock for a Convertible Promissory Note with a principal balance of $430,889 and MI Partners exchanged rights to $585,425 of accrued dividends on the Series A Preferred Stock for a Convertible Promissory Note with a principal balance of $585,425 (the “Convertible Promissory Notes”). On August 30, 2021, Mr. Kerby received a $50,000 payment from the Company, reducing the principal balance of his Convertible Promissory Note to $380,889.

The Convertible Promissory Notes accrue interest at the rate of 12% per annum, compounded monthly at the end of each calendar month, with such interest payable at maturity or upon conversion. The principal and accrued interest owed under the Convertible Promissory Notes is convertible, at the option of the holders thereof, into shares of the Company’s common stock, at any time beginning seven days after the date the HotPlay Exchange Agreement closes and prior to the payment in full of such Convertible Promissory Notes by the Company, at a conversion price equal to the greater of (i) the closing consolidated bid price of the Company’s common stock on April 8, 2021 (which was $3.02); and (ii) the five-day volume weighted average price of the Company’s common stock for the five trading days following the date that the HotPlay Exchange Agreement closes (which was less than $3.02 per share). The Convertible Promissory Notes are unsecured, have a maturity date of April 7, 2022, and include standard and customary events of default.

Effective on May 18, 2021, IDS, Inc. (“IDS”) entered into a Shareholder Voting Representation Agreement with Mr. Kerby (the “Voting Agreement”). Pursuant to the Voting Agreement, IDS provided Mr. Kerby the right to, and an irrevocable proxy to, vote 1,968,000 shares of common stock then held by IDS (the “IDS Shares”) at any meeting of stockholders of the Issuer and/or via any written consent of stockholders of the Issuer. The Voting Agreement was to remain in place until the earlier of the fifth anniversary of the Voting Agreement; the disposition of the IDS Shares pursuant to a separate agreement; a change of control of the Issuer resulting in persons prior to such transaction obtaining more than 50% voting control of the Issuer following such transaction; the sale of all or substantially all of the assets of the Issuer; or termination of the agreement by Mr. Kerby. Mr. Kerby’s rights under the Voting Agreement terminated on June 30, 2021, upon the closing of the Issuer’s acquisition of HotPlay Enterprise Limited, which results in the prior owners of HotPlay Enterprise Limited obtaining more than 50% voting control over the Issuer.

CUSIP No. 65344G102	Page 6 of 7	Schedule 13D/A

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

(a) As of the close of business on August 20, 2021, the Reporting Persons beneficially owned 892,294 shares of Common Stock(1), representing 1.0% of the outstanding Common Stock.

Of those securities, In-Room Retail beneficially owned 80,000 shares of Common Stock, representing 0.10% of the total Common Stock.

Mr. Kerby is the Manager of In-Room Retail. By virtue of this relationship, Mr. Kerby is deemed to beneficially own the securities beneficially owned by In-Room Retail.

The percentage of ownership described above is based on 87,383,403 shares of Common Stock outstanding as of August 20, 2021, as confirmed by the Issuer’s transfer agent.

See also the introductory tables of this Schedule 13D, which information is incorporated by reference in this Item 5.
(b)	Mr. Kerby may be deemed to have shared power with In-Room Retail, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by In-Room Retail.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	On June 30, 2021, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company’s common stock.

(1) Includes 15,300 shares of Common Stock issuable upon exercise of outstanding warrants to purchase shares of Common Stock with an exercise price of $5.13 per share held by Mr. Kerby. Also includes 142,678 shares of Common Stock issuable upon conversion of the Convertible Promissory Note discussed above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is incorporated by reference herein as Exhibit 99.1 and incorporated herein by reference.

As described above under Item 3, which information is incorporated in this Item 6 by reference, on April 8, 2021, the Company entered into an Exchange Agreement and Convertible Promissory Note with Monaco, copies of which are incorporated by reference herein as Exhibits 99.2 and 99.3 to this Schedule 13D and incorporated by reference into this Item 6 in their entirety.

Mr. Kerby holds 15,300 shares of Common Stock issuable upon exercise of outstanding warrants to purchase shares of Common Stock with an exercise price of $5.13 per share, which are evidenced by Common Stock Purchase Warrants, a form of which is attached hereto as Exhibit 99.4, and incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among In-Room Retail Systems LLC and William Kerby, dated August 14, 2017 (incorporated by reference to the Schedule 13D (Amendment No. 2) filed by the Reporting Persons on August 14, 2017
99.2	Exchange Agreement dated April 8, 2021, by and between Monaker Group, Inc., William Kerby and Monaco Investment Partners II, LP (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 9, 2021, and incorporated herein by reference)
99.3	Convertible Promissory Note in the amount of $430,889 dated April 8, 2021, by and between NextPlay Technologies, Inc. and William Kerby (incorporated by reference to Exhibit 10.4 to the Current Report Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2021)
99.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 1, 2017)

CUSIP No. 65344G102	Page7 of 7	Schedule 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 3, 2021

By:	/s/ William Kerby
William Kerby

In-Room Retail Systems LLC

/s/ William Kerby
William Kerby Manager